Ever-Glory International Group, Inc.

Ever-Glory Commercial Center
509 Chengxin Road, Jiangning Development Zone
Nanjing, Jiangsu Province
Peoples Republic of China

VIA EDGAR

January 18, 2013

Ms. Tia L. Jenkins –Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Ever-Glory International Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 28, 2012
File No. 001-34124

Dear Ms. Jenkins:

Ever-Glory International Group, Inc. (the “Company”, “we”, “our” or “us”) is electronically transmitting hereunder our responses to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated December 21, 2012, regarding the Company’s Form 10-K for the Fiscal Year ended December 31, 2011 (the “Form 10-K”) filed on March 28, 2012.  For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Form 10- K for Fiscal Year Ended December 31. 2011

Risk Factors. page 10

1.
We note your disclosure that you have remediated the material weakness identified in the prior year related to knowledge, experience and training in U.S. GAAP and ineffective Company oversight. In order to enhance our understanding of how you remediated the material weakness, please address the following:

What is the background of the people involved in your financial reporting?

The Staff is advised that the personnel involved in the preparation of our financial statements include our Chief Financial Officer (the “CFO”), an accounting manager, seven other accountants in our accounting department and one part-time external consultant. Our Chief Executive Officer, CFO, internal audit and internal control department and the audit committee of our Board of Directors (the “audit committee”) are all involved in the evaluation of the effectiveness of our internal control over financial reporting.

We have the following people or groups involved in the financial reporting process:

1. Seven general ledger accountants in our accounting department are responsible for preparing the Company’s financial statements in accordance with Chinese Accounting Standards (“Chinese GAAP”). They all hold bachelors’ or equivalent degrees in accounting from universities or colleges in China and have the Certificate of Accounting Professional issued by the Finance Department of Jiangsu Province of China. One of them is also a  Certified Intermediate Level Accountant certified by the China Ministry of Finance. They have 4 to 23 years of accounting and financial statement preparation experience under Chinese GAAP. They have extensive knowledge of our Company’s operations and accounting systems.

2. The  manager of our accounting department is responsible for converting the financial statements prepared in accordance with Chinese GAAP into financial statements prepared in accordance with U.S. GAAP. Our CFO reviews and supervises the conversion process. The accounting manager received both his bachelor’s degree in accounting and his MBA in China. He has more than 10 years accounting experience and more than 3 years of U.S. GAAP financial statement preparation experience. Our CFO has a bachelor’s degree in accounting from the University of Hehai, China. He holds a Certificate of Accounting Professional issued by the Finance Department of Jiangsu Province of China and is a Certified Intermediate Accountant and a Certified Intermediate Economist certified by the China Ministry of Human Resources and Social Security.  He has more than 10 years of accounting experience and 3 years of US GAAP financial statement preparation and supervision experience.

3. Our external consultant reviews our U.S. GAAP financial statements and ensures that our financial statements, including footnote disclosures, are in compliance with U.S. GAAP and SEC regulations. She is a U.S. Certified Public Accountant and Certified Information Systems Auditor. She has more than 18 years of accounting, auditing, and U.S. GAAP experience. She works with several U.S. publicly-listed Chinese companies (including companies listed on exchanges such as the NASDAQ), to whom she provides internal audit and financial reporting consulting services.  Our external consultant’s qualifications are described in further detail in our response to comment 4 below.

4. Our internal audit and internal control department consists of six full-time auditors. They work under the direction and supervision of the audit committee. The internal audit and internal control department is responsible for utilizing the COSO framework to evaluate whether the internal control policies and procedures are designed and operating effectively and to provide recommendations for improvement to management and the audit committee. They also assist management with compliance with the Sarbanes-Oxley Act by performing internal control testing and monitoring management’s remediation of control deficiencies.

5. The Chairwoman of our audit committee along with other audit committee members, oversees the internal control over financial reporting and U.S. GAAP financial statement reporting.  She reviews and discusses our quarterly and annual financial statements with management and the external independent auditors. Such reviews and discussions primarily relate to the financial information in the quarterly and annual reports, the selected critical accounting policies and their applications, management’s judgments and accounting estimates, and, if applicable, the audit adjustments made to the financial statements.

6. In the event there is a complex accounting issue, we retain outside specialists to assist us in applying the proper accounting treatment in accordance with U.S. GAAP. For example, in 2010, we engaged a public accounting firm located in Florida to assist us with the accounting for derivative liabilities associated with outstanding warrants to purchase our common stock. The firm assisted us in the application of U.S. GAAP to this transaction and performed a valuation of the warrants using an appropriate valuation methodology. This firm’s employees include U.S. Certified Public Accountants and Certified Valuation Analysts. The managing partner, who provided services to us, has more than 28 years of public accounting experience in the U.S.

2.
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of US. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

a)	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

b)	what relevant education and ongoing training he or she has had relating to US. GAAP;

c)	the nature of his or her contractual or other relationship to you;

d)	whether he or she holds and maintains any professional designations such as Certified Public Accountant (US.) or Certified Management Accountant; and

e)
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with US. GAAP and evaluating effectiveness of internal control over financial reporting.

Our CFO is primarily responsible for reviewing and supervising the preparation of our financial statements and evaluating the effectiveness of our internal control over financial reporting.  He received a bachelor’s degree in accounting from Hehai University in China. He holds a Certificate of Accounting Professional and is a Certified Intermediate Level Accountant and a Certified Intermediate Economist. From 2002 to 2003, he served as a cost accountant in Nanjing Gong Nong Bing Textile (Group) Co., Ltd. From 2004 to 2006, he served as a general manager of the accounting department in MG Garment Manufacturing Co., Ltd.  From 2006 to 2010, he served as an international settlement accountant and general manager of the accounting department of our Company.  From 2009 to 2010, he assisted the former CFO of the Company in preparing the US GAAP financial statements.  He was appointed and assumed the CFO function in September 2010.  Through March 2011, our former CFO was retained on a consulting basis, to assist with his assumption of the CFO role, with particular focus on the review and supervision of the preparation of the U.S. GAAP financial statements.  Our CFO completed a three-day US GAAP course in the Shanghai University of Finance and Economics in May 2011. He provides US GAAP training to the accountants in our accounting department periodically, including through annual internal meetings where updates to U.S. GAAP are reviewed and discussed for applicability to Ever-Glory and evaluated for possible additional outside consultation.  He reads and uses the U.S. Accounting Standards Codification and SEC Manual recommended by our independent auditors to keep up his knowledge of U.S. GAAP and SEC regulations.  We do not have a written employment agreement with him.

The accounting manager of our Company is primarily responsible for supervising the preparation of our financial statements since June 2009. In 2009 and 2010, he also served as the general manager of the accounting department of the company’s subsidiaries, Goldenway Nanjing Garments Co. Ltd. and Ever-Glory International Group Apparel Inc. From 2007 to 2009, he was a cost accountant for Avision Precision Industry (Suzhou) Co., Ltd.  From 2005 to 2007, he was a cost accountant for SinoMascience & Technology Co. Ltd, a listed company in China, where he worked directly with the Company’s auditors in connection with the company’s initial public offering process. He earned a bachelor’s degree in accounting from Nanjing University of Finance and Economics and an MBA from Southeast University in China.  He holds a Chinese Certificate of Accounting Professional issued by Jiangsu Province of China.  He has more than 7 years of accounting experience.

The general manager of the internal audit and internal control department from 2010 to June 2012 is a Certified Public Accountant and a Certified Senior Accountant issued by the Ministry of Finance of China. He earned a bachelor’s degree in accounting from Nanjing University of Finance and Economics. He has more than 17 years of accounting and auditing experience. From June 2007 to February 2010, he served as the general manager of the internal audit department of Makita (China) Co. Ltd, the largest subsidiary of a Japanese multinational corporation and a U.S. listed company, where he worked with KMPG in the evaluation and improvement of its internal control system.  From September 2004 to May 2007, he was an audit manager of Jiangsu Nanjing Accountant Offices.  From August 1995 to August 2004, he was an accounting manager of Jiangsu Hai’an Auto Transportation Group Co. Ltd. He has extensive knowledge of Sarbanes-Oxley Section 404, internal auditing, financial reporting and controls, and IT general and application controls.

3.	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

a)	the name and address of the accounting firm or organization;

b)	the qualifications of their employees who perform the services for your company;

c)	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

d)	how many hours they spent last year performing these services for you; and

e)
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

The Staff is advised that, other than our part-time consultant (see response to comment 4 below), we have not retained any accounting firm or other similar organization to prepare our financial statements or evaluate our internal control over financial reporting.

4.
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

a)	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

We have retained an external part-time US GAAP consultant to assist us in reviewing our financial statements and disclosures since the third quarter of 2011.  She is a U.S. Certified Public Accountant and Certified Information Systems Auditor.  She has more than 18 years of accounting, auditing and US GAAP experience.  From 1994 to 1996, she served as a staff accountant of Hengfeng Food Co., Ltd. located in Beijing China.  From 1996 to 1999, she served as an accountant and consultant of Rollins Commercial Consulting Co., Ltd., a China-U.S. joint venture company.  From 2002 to 2006, she worked as a senior auditor for three regional CPA firms in the U.S. performing internal control and financial statement audits.  Since 2007, she has served as an internal auditor and assistant vice president in Mizuho Corporate Bank Ltd., New York Branch, a corporate and investment banking subsidiary of Mizuho Finance Group, listed on the NYSE.  She has also assisted U.S. listed companies that have operations in China with their SEC filings and technical accounting issues.

b)	how many hours they spent last year performing these services for you; and

The external consultant is engaged to review our quarterly and annual closing and financial reporting processes. She spent more than 20 hours reviewing our financial statements for the fiscal year ended December 31, 2011 and 10 hours reviewing our quarterly financial statements for the quarter ended September 30, 2011.

c)
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

In 2012, we paid an aggregate of $1,600 to the external consultant for her review of our financial statements for the quarter ended September 30, 2011 and the fiscal year ended December 31, 2011.

5.
We note you consider Ms. Tang as your audit committee financial expert, please describe for us her qualifications, including the extent of her knowledge of US. GAAP and internal control over financial reporting to supplement your disclosure on Form 8- K on August 31, 2011 and your disclosure in this Form l0-K on page 40.

Ms. Merry Tang has extensive expertise in Sarbanes-Oxley Section 404 compliance, internal auditing, financial reporting and controls, and IT general and application controls.  She has more than 20 years professional experience as a certified public accountant and accounting advisor with accounting firms, consulting firms, private sector companies, government agencies and  universities.  Prior to having her own accounting practice, she worked as a SOX consultant , an auditor in U.S. PricewaterhouseCoopers, LLC, a finance manager for Lucent Technologies, Inc., an assistant director of cash management in New York State Insurance Fund and an assistant professor of finance at the Central University of Finance and Economics in Beijing. She also currently serves as a director and the Chairwoman of the audit committee of China Sunergy Co., Ltd. (Nasdaq: CSUN).

Ms. Tang earned her MS in accounting from the State University of New York at Albany, and an MA and a BA in finance and banking, respectively, from China’s Central University of Finance & Economics.  She is a Certified Public Accountant, certified both in New York and New Jersey.  She is also a member of the American Institute of Certified Public Accountants and the New Jersey Society of Certified Public Accountants.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 27

Revenue, page 28

6.
We note that revenue from retail sales is becoming an increasingly significant portion of your net sales.  In order to enhance an investor's understanding of your retail segment, please provide us with, and confirm in future filings you will disclose, comparative sales data metrics such as average store size, total store square footage, sales per square foot, same store sales, and newly opened store sales. Please ensure you provide us with your basis for presenting each metric (i.e., same store sales include stores open for x number of years, etc.).

We confirm that we will include following comparative metrics in  future filings.

Total store square footage and sales per square foot for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010

Total store square footage	414,671	263,081
Number of stores	467	293
Average store size, square feet	888	898
Total store sales	$36,445,865	$27,027,757
Sales per square foot	$88	$103

Same store sales and newly opened store sales for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
Same store sales	$24,739,631	$21,320,743
Newly opened store sales	$11,706,234	$5,707,014

Consolidated Financial Statements, page F -1

Notes to Financial Statements, page F - 7

Note 9 - Income Taxes, page F-18

7.
Please disclose the aggregate dollar and per share effects of the impact of the tax holiday on your results of operations as required by SAB Topic 11C.  Additionally, please disclose the date you expect the special tax status will terminate.

Our subsidiaries, New-Tailun and Catch-Luck, were approved in 2006 as wholly foreign-owned enterprises in China and were entitled to a five-year income tax holiday, consisting of a 100% tax exemption in 2006 and 2007 and a 50% income tax reduction in 2008, 2009 and 2010.  The total tax savings as a result of the tax holiday for the year ended December 2010 was approximately $158,000, or $0.01 per share. The tax holiday terminated in 2010, thus there was no tax holiday impact on 2011 results of operations. We will disclose the aggregate dollar and per share effects of the impact of any future tax holiday we may receive in future filings.

*****

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our legal counsel, Lawrence A. Rosenbloom, Esq. or Joan Wu, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Very truly yours,

By:	/s/ Edward Yihua Kang
Edward Yihua Kang
Chairman and Chief Executive Officer
Ever-Glory International Group, Inc.